SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 14, 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

Not for distribution in the United States, Canada, Japan or Australia

UNDER EMBARGO UNTIL 5.00pm BST 10th June 2004

This press release is not an offer for sale of shares in the United States or any other jurisdiction. The shares may not be sold in the Unites States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Reuters Nederland B.V. does not intend to register any portion of the offering in the United States or in any other jurisdiction or to conduct a public offering of the shares in the United States or in any other jurisdiction.
This communication is directed only at persons who (1) are outside the United Kingdom, (2) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (3) are persons falling within Article 49(2) (a) to (d) ("high net worth companies, unincorporated associations, etc") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

10 June 2004

SUBSTANTIAL INCREASE IN GL TRADE FREE FLOAT
AS REUTERS TO DIVEST HOLDING

Amsterdam, Brussels, Lisbon, London and Paris - GL TRADE (GLTD.FP), Reuters Group PLC (LSE: RTR) and Euronext N.V. (NXT.FP) today announced plans for Reuters to dispose of its entire holding in GL TRADE. Reuters holding of 3,535,000 shares represents 34.2% of GL TRADE’s current share capital. The divestment will be executed through three linked transactions and will result in a free float of up to 32.3% versus 10.1 % today1.

Private Placement to institutional investors

Reuters will sell 1,674,109 shares of GL TRADE (representing 16.2% of GL TRADE’s current share capital) in a private placement to institutional investors outside the United States. A further 3.4% may be placed by the GL TRADE founders in the event of significant demand. GL TRADE and Euronext will provide their full support to the private placement.

UBS Investment Bank will be the sole bookrunner and lead manager of the offering and Oddo & Cie will be the co-lead manager. GL TRADE will not receive any of the proceeds from the offering.

Private sale to Euronext

Euronext will purchase 1,033,828 shares held by Reuters (representing 10% of the current share capital of GL TRADE) on the basis of €26 per share (cum dividend) in cash.

1

Public float figures include shares held by GL TRADE employees. On the basis of the current capital, the private placement will increase the free float by 16.2% of the capital of GL TRADE (or 19.6% if the founders are selling all of their 3.4% stake) and the cancellation of 8% of the current capital following the share buy-back implemented by GL TRADE will then result in a free float of 28.6% (or 32.3% if the founders are selling all of their 3.4% stake).

Not for distribution in the United States, Canada, Japan or Australia

Share buy-back by GL TRADE

GL TRADE will buy 827,063 shares from Reuters (representing 8% of GL TRADE’s current share capital) under its share buy-back program (approved by the shareholders at the General Meeting held on 25 May 2004) on the basis of €26 per share (cum dividend) in cash.

GL TRADE’s intention is to cancel these shares promptly after the completion of the transaction as approved by the shareholders at the General Meeting held on 25 May 2004.

The €0.7 per share dividend for the fiscal year 2003, approved by the shareholders at the General Meeting held on 25 May 2004, will be paid on 29 June 2004.

After completion of the private placement, the Euronext acquisition and the share buy-back by GL TRADE will close simultaneously. All transactions are subject to the publication of the information document regarding the share buy-back program, which will be submitted for approval to the Autorité des marchés financiers.

Following the reorganisation of GL TRADE’s shareholder base in connection with the transaction described above, Euronext and the founders of GL TRADE (Messrs. Gatignol, Laurent and Morin) plan to update the existing Financière Montmartre shareholders agreement.

Commenting on the announcement, David Grigson, Reuters Chief Financial Officer, said: “Reuters exit from GL TRADE is consistent with previously announced plans to rationalise the Group portfolio as part of its Fast Forward transformation plan. Reuters expects to make an excellent financial return on this investment and we intend to use any sale proceeds to pay down debt.” Reuters carrying value for the shares is approximately £12 million. Any profit on disposal will not be subject to tax.

Pierre Gatignol and Louis-Christophe Laurent co founders of GL TRADE said: “This opportunity to increase the free float meets a strong and long lasting demand from investors. We are delighted with the accretive impact that this transaction will have on all shareholders. This new step will allow GL TRADE to strengthen its development strategy thanks to a market oriented shareholding structure.”

Jean-François Théodore, Chairman of the managing board and CEO of Euronext, said: "Euronext has been GL TRADE's majority shareholder from the start, and the company is fully consolidated in Euronext's accounts. Our acquisition of an additional 10% equity interest will allow GL TRADE to pursue its growth strategy in a fast-growing sector where it is market leader. We have confidence in the company and its management's ability to develop new initiatives and continue growth."

About GL TRADE

With its GL STREAMTM Front to Back Solution, GL TRADE is the leading software provider of real-time financial data feed, connectivity, order management, confirmation and clearing. GL NET, GL TRADE’s dedicated trading network connects to 83 electronic markets around the world. Headquartered in Paris, GL TRADE has offices in 17 countries and employs approximately 950 people worldwide. It has over 3,500 clients, including 500 international financial institutions.

Not for distribution in the United States, Canada, Japan or Australia

In 2003, GL TRADE’s consolidated turnover was € 128.1 million and the consolidated net income was € 13.7 million. As of 31 December 2003, the consolidated shareholders’ equity was €42.6 million.

GL TRADE is listed on the Nouveau Marché since 1999 and joined the NextEconomy segment in 2002.

Euroclear: 7208 Reuters: GLTD.LN Bloomberg: GLTR

Ends

Contacts

GL TRADE
Laurence Saunier	Tel: + 33 1 53 40 00 00
Chief Financial Officer
Laurence.saunier@gltrade.com

Karoline Raets	Tel: + 33 1 53 40 02 22
Communications Director
Karoline.raets@gltrade.com

Ludivine Danèse	Tel: + 33 1 53 40 02 16
Financial Communications and Press
Ludivine.danese@gltrade.com

REUTERS
Press
Yasmeen Khan	Tel: +44 20 7542 0496
yasmeen.khan@reuters.com	Mobile: +44 7990 560 496

Investors
Steve Trowbridge	Tel: +44 20 7542 5177
Steve.trowbridge@reuters.com	Mobile: ++44 7990 561 015

EURONEXT
Amsterdam	Tel: +31 20 550 4488 / 4098
Brussels	Tel: +32 2 509 1392
Lisbon	Tel: +351 217 900 029
London	Tel: +44 20 7379 2315
Paris	Tel: +33 1 49 27 11 33

Not for distribution in the United States, Canada, Japan or Australia

Note to Editors:

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

About Euronext

Euronext is the first cross-border exchange business, created in September 2000 by the merger of the stock and derivatives markets in Amsterdam, Brussels and Paris. In 2002, BVLP, the Portuguese exchange and LIFFE, the international derivatives exchange, joined Euronext. Euronext offers a range of services including the listing of financial instruments, trading in securities and derivatives, data dissemination and IT support. Euronext is the largest cash securities market in Europe, measured by value of the trading processed through its central order book. Euronext.liffe, the derivatives business of Euronext, is the world's second largest derivatives exchange, by volume and the value of the business transacted through the exchange every day.

About Financière Montmartre

Financière Montmartre is the controlling shareholder of GL TRADE with 51% of the current share capital of GL TRADE. Financière Montmartre is jointly held by Euronext (51%) and the founders of GL TRADE (collectively 49%).

Oddo Pinatton Corporate is acting as the sole financial advisor of Euronext and GL Trade.

UBS Limited is acting for Reuters and no one else and will not be responsible to anyone other than Reuters for providing the protections offered to clients of UBS Limited or for providing advice in relation to the offering or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

This press release contains forward-looking statements which speak only as of the date of this press release and no undue reliance should be placed on these forward-looking statements. They involve known and unknown risks, uncertainties and other factors, which may cause its actual results, performance or achievement, or its industry’s results, to be materially different from any expected results, performance or achievements expressed or implied in this press release. Those factors include rapid changes in technology, dependence on intellectual property rights, fluctuations in exchange rates, consolidation of financial institutions, volatility in the securities market industry, substantial competition, and other factors.

This press release does not constitute an offer of any shares of GL TRADE for sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: June 14, 2004	By:/s/ Nancy C. Gardner